March 25, 2024

Juan Grana

Lauren Nguyen

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	Fresh2 Group Limited
Form 20-F filed May 16, 2023
Form 20-F/A filed January 9, 2024
Response filed January 9, 2024 File No. 001-39137

Dear Ladies and Gentlemen:

We are submitting this letter in response to your letter dated March 5, 2024 in which the staff of the Division of Corporation Finance (the “Staff”) provided comments to the Form 20-F for the year ended December 31, 2022 filed by Fresh2 Group Limited (the “Company”). We are contemporaneously filing Amendment No.1 the Form 20-F.

Set forth below are our responses to the comments. For your convenience, the text of each of such comments are reproduced in italics before our response.

Form 20-F/A filed January 9, 2024

Item 19. Exhibits, page 157

1.	We have the following comments on the revised certifications provided in Exhibits 12.1 and 12.2:

●	The exhibits do not include the introductory language in paragraph 4 referring to internal control over financial reporting; and

●	Address why these exhibits only reference and have a related signature from one of your co-CEOs and one of your co-CFOs. In this regard, we note that your original certifications identified and were signed by each co-CEO and co-CFO.

Please amend the filing to provide appropriately revised certifications.

In response to the Staff’s comment, we have provided the requested revised certifications.

On May 17, 2023, Mr. Chris Chang Yu resigned as the Co-Chief Executive Officer of the Company, effective immediately. On August 25, 2023, Mr. Edwards Jinqiu Tang resigned as the Co-Chief Financial Officer of the Company, effective immediately. Therefore, the Company currently only has one CEO, Mr. Haohan Xu, and one CFO, Ms. Xiaoyu Li.

General

2.	We note your revised disclosure in response to prior comment 5 and reissue the comment in part. Please create a separate Enforceability of Civil Liabilities section for the discussion of the enforcement risks related to civil liabilities due to your officers and directors being located in China or Hong Kong. This section should disclose that it will be more difficult to enforce liabilities and judgments on those individuals, and address the limitations on investors being able to effect service of process and enforce civil liabilities in China, the lack of reciprocity and treaties, and cost and time constraints.

In response to the Staff’s comment, we have created a separate Enforceability of Civil Liabilities section under Item 10B, as well as a separate risk factor addressing enforceability of civil liabilities in the Risk Factors section in the accompanying amendment to our Form 20-F. Please see “Item 10. Additional Information – B. Memorandum and Articles of Association - Enforceability of Civil Liabilities” and “Item 3. Key Information – D. Risk Factors - Risks Relating to Our ADSs - Judgments obtained against us or against our officers and directors being located in China by our shareholders may not be enforceable.”

If you have any further questions, please do not hesitate to contact me at 917-397-6890, or our counsel, Pang Zhang-Whittaker, at 212-238-8844.

Very truly yours,

Fresh2 Group Limited

By:	/s/ Haohan Xu
Name:	Haohan Xu
Title:	Chief Executive Officer